EXHIBIT 23.1

CONSENT OF PETROLEUM ENGINEER

We consent to the references to our firm in the form and context in which they appear in the Annual Report on Form 10-K of Petrolia Energy Corporation (the “Company”) for the year ended December 31, 2022 (including, but not limited to, the notes to the financial statements included therein) (the “Annual Report”).

We further consent to the inclusion and use in the Annual Report of our reports dated December 31, 2022, relating to an estimate of certain hydrocarbon reserves owned by Petrolia Energy Corporation (the “Reports”), and the information from our report contained in the Annual Report and the filing of the Reports as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.6 to the Annual Report and all references to our firm and the Reports in the Annual Report.

MKM ENGINEERING State of Texas Registration No. F-009733

By:	/s/ Michele Mudrone
Name:	Michele Mudrone, P.E.
Title:	Petroleum Engineer

Date:	April 21, 2023